Investor Relations: 1-858-668-1808
                                 info@thunderbirdgaming.com

2003 SECOND QUARTER REPORT

for the six months ended June 30, 2003

12155 Dearborn Place, CA, USA  92064
Phone: (858) 668-1808  Fax: (858) 513-3760
e-mail: info@thunderbirdgaming.com  website: www.thunderbirdgaming.com

MESSAGE TO OUR SHAREHOLDERS

ON 2003 SECOND QUARTER RESULTS

International Thunderbird Gaming Corporation (CNQ -ITGC) announces its financial results for the second quarter ended June 30, 2003. All figures are in US dollars.

Revenues from continuing operations for the second quarter of 2003 were $5.2 million, an increase of 16 % over 2002 revenues from continuing operations of $4.5 million for the same period. Net income for the period was $684 thousand compared to a loss of $121 thousand in 2002 for the same period. The income for the current period stems from ongoing continuing operations but also benefited from the settlement with one of the California gaming recoverables. The Company has now settled all of its California gaming receivables. The earnings per share were $0.03 cents in Q2 2003 compared to a loss of $0.01 per share for the same period in 2002. The Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.5 million compared to $770 thousand for the same period in 2002. The Company's working capital deficiency continues to improve, as the working capital deficiency went from $2.6 million at December 31, 2002 to $1.6 million at June 30, 2003.

In Panama, 2003 revenues for casinos with comparable 2002 results posted a 10% increase for the quarter compared to the same period last year. The Chitre and Decameron casinos collectively accounted for an additional 9% growth in revenues for the quarter in 2003. These casinos did not exist in the second quarter of 2002.

In Guatemala, the Company is reflecting its first full quarter under the terms of the new agreement with ILAC. The resulting impact helped make for a 27% increase in gross profit for the 2003 second quarter over the same period in 2002. The operations posted an 8% growth in revenues for the second quarter 2003 compared to the same period in 2002. The Company completed its expansion of the Salon at the Camino Real Hotel, which included the opening in July of a "bar-restaurant." Twenty-five additional video lottery machines will be placed in operation during the third quarter of 2003.

In Nicaragua, the Company enjoyed its first full quarter under the merged operation with the Pharaoh's Casino. Revenues of $1.8 million for the quarter exceeded expectations. The Company uses the equity method of accounting to record its investment in Nicaragua. However, pending final approval by certain local authorities in Nicaragua of the merged financial statements, the Company has elected to defer to the 2003 third quarter the recording of the results for the second quarter. The third quarter will reflect the Company's share of Nicaragua's year to date results.

In Venezuela, the local government has held the foreign exchange rate to 1600 Bolivars to 1 US dollar, since February 2003. As a result, in the 2003 second quarter, Fiesta Casino Guayana has not continued to record substantial foreign exchange losses from the devaluation of the local currency. Revenues, in the local currency, for the quarter grew 61% over the comparable period in 2002. However, when converted to US dollars, the difference is a 3% decrease in 2003 over 2002. The entity posted a $149 thousand gain for the quarter before application of foreign exchange losses, which made for a net loss for the quarter. The Company has not recognized an equity loss due to the "write-down" of its investment in Q4 of 2002. The Casino revenue continues to sustain the operation and contribute cash flow to complete construction of a convention facility. Management believes Venezuela will be an important contributor in the future.

In Mexico, the Company submitted a lengthy brief and well over 15,000 pages of documents and declarations in support of its claim. The Mexico Government has until December 15, 2003 to file its reply. The scheduled trial for the week of April 26, 2004 remains on track. The trial will be held in Washington DC in front of an internationally recognized panel, approved for adjudicating NAFTA claims.

Jack R. Mitchell, President and CEO completed the acquisition of 916,000 shares in a private transaction from an institution in Panama. The shares were acquired for USD$0.30 and brings Mr. Mitchell's share ownership in the Company to 1,739,559.

The Company is advancing on development plans to initiate operations in Costa Rica in the fourth quarter. Recent legislation has improved the regulatory environment. The Company is investigating new financing to fund its development activities. Current discussions involve debt financing without dilution of shareholders' interests.

The Company has opened a "development office" in Chile. In connection therewith, the Company formed a subsidiary to pursue opportunities. Independent investors have committed to fund $650,000 of a $1.3 million development budget. The Company and its affiliates through a combination of cash and services will fund the remainder. Chile currently has seven casinos generating an estimated combined $85 million in revenues annually, and serving a population of 1.8 million. There is pending legislation that authorizes the establishment of additional licenses in the country, which will serve significant new markets. Chile is the most politically and economically stable country in Latin America. It is expected to adopt a free trade agreement with the United States before year-end. Management is excited about the opportunity to participate in this market.

The Company is pleased with the progress of trading on Canada's newest equity market, the Canadian Trading and Quotation System, Inc. (CNQ). Although volume in trading remains light, the CNQ continues to increase its dealers' network so as to ensure that shareholders have a forum to trade shares with minimum disruption.

\International Thunderbird Gaming Corporation is an owner and manager of international gaming facilities. Additional information about the Company is available on its World Wide Web site at www.thunderbirdgaming.com.

On behalf of the Board of Directors,

Jack R. Mitchell

President and CEO

Cautionary Notice: This release contains certain forward-looking statements within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential revenue and future plans and objectives of the Company are forward-looking statements that involve risk and uncertainties. There can be no assurances that such statements will prove to be accurate and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's forward-looking statements include competitive pressures, unfavorable changes in regulatory structures, and general risks associated with business, all of which are disclosed under the heading "Risk Factors" and elsewhere in the Company's documents filed from time-to-time with the TSE and other regulatory authorities.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

A. Selected Consolidated Financial Information. The tables set out below set forth selected consolidated financial data. Such data is derived from the unaudited interim consolidated financial statements of the Company for the period ended June 30, 2003.

The selected financial data should be read in conjunction with the unaudited interim consolidated financial statements of the Company and the notes thereto.

The Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). (All in US $000's except earnings per share)

	6 months ended June 30		3 months ended June 30
	2003	2002	2003	2002

Revenue	$10,362	$8,961	$5,231	$4,511
Net earnings (loss)	$ 1,360	$ (71)	$ 684	$ (121)
Earnings (loss) per share basic and fully diluted	0.06	-	0.03	(0.01)

As at:	June 30,	December 31,
	2003	2002
End of period working capital deficiency:	$ 1,605	$ 2,806
Total assets:	14,069	14,553
Long term debt (1):	4,125	4,232
Total liabilities:	11,288	13,066
Share capital (2):	21,096	21,085
Foreign exchange adjustment:	(354)	(277)
Deficit:	(17,961)	(19,321)

(1)    Excludes the current portion of the long-term debt.

(2)    The Company has only one kind and class of shares issued and outstanding, being common shares.

No dividends were paid during the periods reported above.

B. Comparison of Results of Operations:

Revenues for the 2nd Quarter of 2003 from continuing operations were $5.2 million, an increase of 16% over 2002 revenues from continuing operations of $4.5 million for the same period. The Company's Panama operations experienced revenue growth over Q2 2002 of 19%, while revenues from its Guatemala operations grew 8% in Q2 2003 compared to Q2 2002.

Net income for the quarter was $684 thousand compared to a loss of $121 thousand in 2002 for the same period. The income for the current period included a net recovery of $311 thousand from a California gaming receivable. The Company has now settled all of its California gaming receivables. There is no impact in the 2003 2nd quarter results for the Company's equity investments in Nicaragua, Venezuela or Mexico. The Company has elected to defer recording the results of the Nicaragua operations pending final approval by local authorities of the consolidated financial statements of the merged entity. The merged entity posted revenues of

$1.8 million for the quarter. The Company has written down to nil its investment in Venezuela and Mexico as of December 31, 2002 and 2001, respectively. However, there are certain receivables related to the Venezuela operations, which the entity is making payments towards reducing the balance. Venezuela revenue for the 2nd quarter of 2003, in local currency, increased 61% compared to the 2nd quarter of 2002. However, in US dollars, because of the devaluation of the Bolivar, the impact was a decrease of 3% - $1.352 million in 2003 compared to $1.397 million in 2002. The Venezuela entity posted earnings of $149 thousand from operations for the period, before the impact of unrealized foreign exchange created a loss of $337 thousand for Q2 2003.

The Company's income tax for the quarter was $207 thousand, representing an effective tax rate of 23%. In Q2 2002 the Company incurred a total of $272 thousand in income taxes. The Company achieved earnings per share of $0.03 in Q2 of 2003 compared to a loss of $0.01 for the same period in 2002.

In Q2 2003, the Company achieved EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) of $1.5 million compared to $770 thousand for the same period in 2002. This increase was achieved, primarily, through revenue growth and maintaining expenses. The Company, in efforts to develop additional revenue sources, posted $101 thousand in development expenses for the quarter compared to $27 thousand for the same period in 2002.

For the six months ended June 30, 2003, gaming revenues reached $10.4 million, an increase of 16% compared to 2002 revenues of $9.0 million. The Company's 50% interest in Panama's revenues improved from $7.2 million in 2002 to $8.7 million for the same period in 2003. Guatemala 100% revenues, of which the Company records 65%, grew 6% for the year over the same period in 2002. The Company posted $1 million in revenues from Nicaragua for the first 6 months in 2002. Prior to the March 1, 2003 merger, the Company's Nicaragua operations recorded revenues of $266 thousand for the two months of 2003. Combined revenues in Nicaragua since March 1, 2003 through June 30, 2003, were $2.45 million.

Thunderbird recorded net income for the six months of $1.36 million or $0.06 per share compared with a loss of $71 thousand or $nil per share in the first six months of 2002. The 2003 financial results for the period were enhanced by the net recovery of $311 thousand from a California gaming receivable. However, the Company expended $238 thousand in development for the six months of 2003, compared with $164 thousand for the comparable period in 2002.

Year to date the Company has achieved EBITDA of $3.3 million compared to $1.8 million for the same period in 2002. The Company's income tax expense for the year was $514 thousand, representing an effective tax rate of 27%. Income taxes for the first 6 months of 2002 were $575 thousand.

The working capital deficiency of $2.8 million at December 31, 2002 has improved to $1.6 million at June 30, 2003. The decrease in the deficiency is due primarily to the re-negotiation of old debt plus improved cash flow from profitable operations.

C. Effect of Recent Developments on Operations

1. Nicaragua Merger. Thunderbird's Fiesta Casino-Managua merged with Hopewell Limited's Pharaoh's Casino on March 1, 2003. Revenues of the combined operation since the merger through June 30, 2003, are $2.45 million. The Company will record in its 2003 3rd quarter financials its 21% net equity interest of the year-to-date results of the merged operation.

2. Guatemala. The Company entered a 7-year agreement with ILAC and FPG in which the Company will continue to operate the Lotteria at the Camino Real Hotel in Guatemala City, Guatemala. The Company will receive 65% of the revenue and will be responsible for 100% of the operating expenses. The Company has historically accounted for the operations of the Guatemala Salon as a "revenue share" arrangement with ILAC. Under this agreement, the Company recorded as revenue their proportionate share of Salon revenues less Salon expenses and no costs of sales were recorded by the Company. Beginning March 15, 2003, pursuant to the terms of the new agreement, the Company began to report as revenue 65% of the Salon revenue and 100% of the direct Salon expenses were recorded as costs of sales, similar to the accounting for the Panama operations. The Company completed its expansion of the Salon at the Camino Real Hotel, which included the addition of a "bar-restaurant." Twenty five additional video gaming machines will be placed into operation in the 3rd quarter, the full impact of which will be reflected in the operating results of Q4 2003.

3. Panama. The Company's Panama operations opened its sixth casino in April 2003. The facility, located in the Hotel Decameron, is 682 square meters and has 50 slot machines and 42 table positions. Decameron's performance, along with the expansion of the El Panama in Q4 2002 and the opening of Chitre in Q3 2002, helped Panama realize revenue growth of 19% for the 2nd quarter over the same period in 2002.

4. Venezuela. As of December 31, 2002, the Company wrote down its investment in Venezuela to nil, save for certain receivables on which the Company is receiving payment from the operations. The operation continues to meet its debt obligations with cash flow generated by revenues. The Casino generates sufficient revenue to contribute cash flow to complete construction of a convention facility. The Company believes in the substantive value of its investment in Venezuela.

5. Mexico. The Company's Mexico Operations were shut down by Gobernacion on October 11, 2001. The Company is currently litigating a NAFTA claim against the government of Mexico. The Company recently submitted a lengthy brief and well over 15,000 pages of documents and declarations in support of its claim. The Mexico Government has until December 15, 2003 to file its reply. The trial is scheduled for the week of April 26, 2004 in Washington, DC.

6. New developments. The Company is advancing on development plans to initiate operations in Costa Rica in the fourth quarter. Recent legislation has improved the regulatory environment. The Company is investigating new financing to fund its development activities. Current discussions involve debt financing without dilution of shareholders' interests. Additionally, the Company has opened a development office in Chile. In connection therewith, the Company has formed a development Company to pursue opportunities. Independent investors have committed to fund $650,000 of a $1.3 million development budget. The remainder will be funded by the Company and its affiliates through a combination of cash and services. Chile currently has seven casinos generating an estimated combined $85 million in revenues annually, and serving a combined population of 1.8 million. There is pending legislation that authorizes the establishment of additional licenses in the country which will serve significant new markets. Chile is the most politically and economically stable country in Latin America. It is expected to adopt a free trade agreement with the United States before year end. Management is excited about the opportunity to participate in this market.

7. Recovery of Disposition of Discontinued Operations. The Company finalized and settled all of its claims against California tribes and collected receivables, some of which were previously written off, stemming from discontinued operations.

D. Capital Resources and Liquidity. Cash provided by continuing operations was $1.3 million for the six months ended June 30, 2003 compared to $542 thousand for the same period in 2002. The Company's cash flow from operations consists primarily of cash flows from its joint venture interest in the Panama Fiesta Casinos and its Guatemalan revenue sharing arrangements. Cash and cash equivalents increased from $1.2 million at December 31, 2002 to $1.7 million at June 30, 2002. The Company's working capital deficiency decreased to $1.6 million at June 30, 2003 compared to $2.8 million at December 31, 2002. Total long-term debt and capital lease obligations at June 30, 2003 were $4.1 million. This has decreased from $4.2 million at December 31, 2002.

The Company raised $4 thousand during the 6 months ended June 30, 2003 by way of issuance of shares on exercise of options.

The Company anticipates paying its obligations and working capital deficiency from cash flow generated from operations and collection of amounts receivable. The Company currently does not plan to raise capital by the issuance of shares in the near future. The projects which the Company anticipates will require capital resources in fiscal 2003 include certain development projects, the merger in Nicaragua, the expansion of the casino at the Camino Real Hotel in Guatemala and opening a sixth casino in Panama, some of which occurred in the first 6 months.

As of June 30, 2003, the Company had outstanding director and employee share options exercisable for up to 3,859,660 common shares at prices ranging from CDN$0.08 to CDN$1.75 per share. If all share options are exercised, to which no assurance can be given, 3,859,660 common shares would be issued generating proceeds of CDN$1,563,158.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Unaudited Interim Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	June 30, 2003	December 31, 2002

Assets

Current assets:
Cash and cash equivalents	$ 1,680	$ 1,162
Accounts receivable	1,889	2,243
Inventories	295	293
Prepaid expenses	312	393
Current portion of amounts receivable	279	398

	4,455	4,489

Restricted cash	725	707

Amounts receivable	994	1,101

Investments in and advances to equity investees	913	430

Capital assets	5,444	6,356

Other assets	1,538	1,470

	$ 14,069	$ 14,553

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities	$ 3,375	$ 4,497
Income taxes payable	512	597
Current portion of capital lease obligations	12	28
Current portion of loans payable	2,049	2,005
Current portion of other payables	112	168

	6,060	7,295

Capital lease obligations	10	15
Loans payable	3,625	3,626
Other payables	490	591
Deferred gains	449	848
Future income taxes	643	691
Non-controlling interest	11	-

	11,288	13,066

Shareholders' equity:
Share capital	21,096	21,085
Deficit	(17,961)	(19,321)
Foreign exchange adjustment	(354)	(277)

	2,781	1,487

	$ 14,069	$ 14,553

See accompanying notes to unaudited interim consolidated financial statements.

Approved on behalf of the Board:

Director	Director
Jack Mitchell	Albert Attallah

INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Unaudited Interim Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars)

Six months ended June 30, 2003 and 2002

	6 Months ended June 30,		3 Months ended June 30,
	2003	2002	2003	2002

Revenues:
Gaming operations	$ 10,362	$ 8,961	$ 5,231	$ 4,511

Costs and Expenses:
Gaming operations	3,893	3,442	2,134	1,743
General and administrative	3,481	3,579	1,871	1,826
Amortization	943	793	456	409
Financing costs	521	529	186	243
Recovery of receivables prev written down	(311)	-	(311)	-
Equity (income) loss in equity investees	(50)	147	4	172

Earnings (loss) before income taxes	1,885	471	891	118

Income taxes
Current	434	473	171	222
Future	80	102	36	50

	514	575	207	272

Non-controlling interest	11	-	-	-

Income (loss) from continuing operations	1360	(104)	684	(154)
Income from discontinued operations	-	33	-	33

Net income (loss)	1,360	(71)	684	(121)
Deficit, beginning of period	(19,321)	(19,645)	(18,645)	(19,595)

Deficit end of period	$ (17,961)	$ (19,716)	$ (17,961)	$ (19,716)

Basic and fully diluted earning (loss) per common share
Net earnings (loss)	$ 0.06	$ -	$ 0.03	$ (0.01)

See accompanying notes to unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)

Six months ended June 30, 2003 and 2002

	6 Months ended June 30,		3 Months ended June 30,
	2003	2002	2003	2002

Cash provided by (applied to):

Operations:
Net income (loss) from continuing operations	$ 1,360	$ (104)	$ 684	$ (154)
Items not involving cash:
Amortization	943	793	456	409
Equity (gain) loss in equity investees	(50)	147	4	172
Future income taxes	80	102	36	50
Non-controlling interest	11	-	-	-
Other	(198)	(201)	(114)	(407)
Net change in non-cash working capital items:
Accounts receivable	161	427	(587)	162
Inventories and prepaid expenses	(104)	(393)	181	(214)
Accounts payable and accrued liabilities	(894)	(273)	475	(395)
Income taxes payable	(84)	44	(53)	-
Other Liabilities	28	-	(15)	-

Continuing operations	1,253	542	1,067	(377)
Discontinued operations	(9)	118	-	136

	1,244	660	1,067	(241)

Investing:
Loans receivable, net	65	9	8	40
Expenditures on capital assets	(351)	(1,004)	(150)	(211)
Proceeds on disposal of assets	3	-	3	-
Decrease in other assets	9	-	3	-
Investment in and advances to equity investees	(305)	(71)	44	191
(Increase) decrease in restricted cash	(18)	-	(135)	49

	(597)	(1,066)	(227)	69

Financing:
Net proceeds from issuance of common shares	4	5	4	-
Loans payable	3,206	296	87	-
Repayment of loans and leases payable	(3,339)	(717)	(593)	(164)

	(129)	(416)	(502)	(164)

Increase (decrease) in cash and cash equivalents	518	(822)	338	(336)
Cash and cash equivalents, beginning of period	1,162	1,494	1,342	1,008

Cash and cash equivalents, end of period	$ 1,680	$672	$ 1,680	$ 672

Supplementary information:
Interest paid	$ 650	$ 375	$ 187	$ 214
Income taxes paid	$ 646	$ 682	$ 352	$ 433

See accompanying notes to unaudited interim consolidated financial statements.

INTERNATIONAL THUNDERBIRD GAMING CORPORATION
Notes to Unaudited Interim Consolidated Financial Statements
(Expressed in United States dollars)
(Tabular amounts are expressed in thousands of dollars except per share amounts)

Six months ended June 30, 2003 and 2002

1.  NATURE OF OPERATIONS

International Thunderbird Gaming Corporation (the "Company") is a multi-jurisdictional gaming operator engaged in the provision of services to the gaming industry located primarily in the Republic of Panama, Guatemala and Nicaragua.

2.  BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial information. All financial summaries included are presented on a comparative and consistent basis showing the figures for the corresponding period in the preceding year. The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of annual consolidated financial statements. Certain information and footnote disclosure normally included in financial statements prepared in accordance with Canadian generally accepted accounting principles has been condensed or omitted. These interim period statements should be read together with the audited financial statements and the accompanying notes included in the Company's latest annual filing. In the opinion of the Company, its unaudited interim financial statements contain all adjustments necessary in order to present a fair statement of the results of the interim periods presented.

3.  NICARAGUAN MERGER

In March, 2003, the Company entered into an agreement to merge the Company's gaming operations in Nicaragua with the gaming operations of Hopewell Limited, S.A.. The Company owns a net 20.54% equity interest in the merged entity, which is reflected at 26% with a 5.46% non-controlling, minority interest.

4.  AMOUNTS RECEIVABLE

Amounts receivable consist of the following:

	June 30, 2003	December 31, 2002

Costs recoverable from third party participant in Guatemalan operation	$ -	$ 161
Apuestas Continentales, S.A.	408	408
Fiesta Juegos de Costa Rica, S.A.	269	269
Hopland Band of Pomo Indians	530	625
Other	66	36

	1,273	1,499
Current portion of amounts receivable	(279)	(398)

	$ 994	$ 1,101
11

5.   EARNINGS PER SHARE

The following weighted average number of shares were used for computation of earnings per share:

	6 months ended June 30		3 months ended June 30
	2003	2002	2003	2002

Net income (loss) reported	$ 1,360	$ (71)	$ 684	$ (121)

Weighted average number of common shares outstanding	23,519,151	23,514,593	23,562,433	23,515,868
Effect of dilutive stock options	11,111	-	11,111	-

Weighted average number of diluted common shares outstanding	23,530,262	23,514,593	23,573,544	23,515,868

Basic earnings (loss) per share	$ 0.06	$ -	$ 0.03	$ (0.01)

Fully diluted earnings (loss) per share	$ 0.06	$ -	$ 0.03	$ (0.01)

6.  STOCK BASED COMPENSATION

The Company granted 710,000 stock options to employees and directors during the current period. The Company has elected to measure compensation costs using the intrinsic value method for employee stock options. Under this method, no compensation expense was recognized when the stock options were granted. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option-pricing model, additional compensation expense would have been recorded as follows:

Net income for the year as reported	$ 1,360
Additional compensation expense	(65)

Pro-forma net income	$ 1,295

Pro-forma earnings per share	$ 0.06

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the year:

Risk-free interest rate	4.0%
Expected life of options	5 years
Annualized volatility	70%
Dividend rate	0%

7.  DISCONTINUED OPERATIONS

During the year ended December 31, 2000, the Company discontinued the operations of its gaming products business. This operation consisted primarily of the gaming and commercial signage and display businesses, operated through Calsino, and the sale of gaming machines and the distribution of card shufflers in the United States and Central America.

As of June 30, 2003, the only significant related item is an amount receivable of $408 thousand. The collective impact of discontinued operations on current operating results is nil or immaterial.

8.  SEGMENTED INFORMATION:

Management has organized the enterprise based on a combination of differences in products and services provided and geographic areas of operations. Based on this organization, the Company has the following reportable segments, excluding the revenue and expenses from discontinued operations.

Six months ended June 30, 2003	Panama gaming	Guatemala video lottery	Nicaragua	Corporate and other	Total

External revenue	$ 8,682	$ 1,415	$ 265	$ -	$ 10,362
Amortization	829	34	19	61	943
Gain on disposal of capital assets	-	-	-	-	-
Income tax expense	421	87	5	1	514
Net income (loss)	897	709	-	(246)	1,360
Segment assets	8,236	662	-	5,171	14,069

Six months ended June 30, 2002	Panama gaming	Guatemala video lottery	Nicaragua	Corporate and other	Total

External revenue	$ 7,200	$ 749	$ 1,001	$ 11	$ 8,961
Amortization	503	128	51	111	793
(Loss) on disposal of capital assets	1	-	-	-	1
Income tax expense	540	25	10	-	575
Net income (loss)	932	441	(150)	(1,327)	(104)
Segment assets	6,649	1,685	669	3,394	12,397

Three months ended June 30, 2003	Panama gaming	Guatemala video lottery	Nicaragua	Corporate and other	Total

External revenue	$ 4,340	$ 892	$ (1)	$ -	$ 5,232
Amortization	414	12	-	30	456
Gain on disposal of capital assets	-	-	-	-	-
Income tax expense	162	44	-	1	207
Net income (loss)	319	377	-	(12)	684

Three months ended June 30, 2002	Panama gaming	Guatemala video lottery	Nicaragua	Corporate and other	Total

External revenue	$ 3,664	$ 363	$ 485	$ (1)	$ 4,511
Amortization	262	63	29	55	409
(Loss) on disposal of capital assets	1	-	-	-	1
Income tax expense	261	6	5	-	272
Net income (loss)	457	230	(128)	(713)	(154)
13

Geographic information as at June 30, 2003:

	Panama	Guatemala	Nicaragua	USA	Total

Revenue	$ 8,682	$ 1,415	$ 265	$ -	$ 10,362
Capital Assets	5,221	94	-	129	5,444

Geographic information as at June 30, 2002:

	Panama	Guatemala	Nicaragua	USA	Total

Revenue	$ 7,200	$ 749	$ 1,001	$ 11	$ 8,961
Capital Assets	4,342	261	423	255	5,281

9.  COMPARATIVE FIGURES:

The comparative financial statements have been reclassified, where applicable, to conform with the presentation adopted in the current period.

CORPORATE OFFICE

12155 Dearborn Place
Poway, California 92064 USA
Tel: (858) 668-1808
Fax: (858) 668-1722

THUNDERBIRD PANAMA Calle 51 y Aquilino de la Guardia Panama City, Panama Republic of Panama Tel: (507) 269-0691 Fax: (507) 269-3345	THUNDERBIRD DE GUATEMALA S.A. 14 Calle 3-51 Zona Edificio Murano Center Nivel 6 Oficina 603 Guatemala City, Guatemala Central America Tel: (502) 366-6096 Fax: (502) 366-6074
THUNDERBIRD VENEZUELA Avenida las Americas Torre Loreto, P.H. Puerto Ordaz, Estado Bolivar Venezuela	THUNDERBIRD NICARAGUA Hotel Intercontinental Managua Octava Calle Suroeste No. 101 P.O. Box 3278 Managua, Nicaragua
TRANSFER AGENT Pacific Corporate Trust Co. 625 Howe Street, 10th Floor Vancouver, BC V6C 3B8 Canada	AUDITORS Davidson & Company 1200-609 Granville Street P.O. Box 10372, Pacific Centre Vancouver, BC V7Y 1G6 Canada
DIRECTORS Jack R. Mitchell Panama City, Panama Albert W. Atallah San Diego, California Jean Duvall Montreal, Canada Salomon Guggenheim Zurich, Switzerland

OFFICERS
Jack R. Mitchell, President & CEO
Clay Hardin, VP, Gaming Operations
Booker Copeland, CFO and Corporate Secretary
Albert W. Atallah, General Counsel and COO

CAPITALIZATION
Common Shares Issued:
23,641,322 (as of August 25, 2003)

SHARES LISTED Canadian Trading and Quotation System, Inc. Common Stock Symbol: ITGC	REGISTERED AND RECORD OFFICE FOR SERVICE IN YUKON Preston, Lackowicz & Shier Suite 300 -204 Black St. Whitehorse, Yukon Y1A 2M9 Canada
WEBSITE www.thunderbirdgaming.com